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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                            Cox Communications, Inc.
                            ------------------------
                                (Name of Issuer)

                 Class A Common Stock, $1.00 par value per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   224044 10 7
                            -----------------------
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
                              1400 Lake Hearn Drive
                      Atlanta, Georgia 30319 (404) 843-5564
                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 19, 2002
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                         AMENDMENT NO. 7 TO SCHEDULE 13D


------------------------                             ---------------------------
CUSIP NO. 224044 10 7                                    PAGE  2 OF 8 PAGES
------------------------                             ---------------------------

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    Barbara Cox Anthony
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A)_____
                                            Not Applicable   (B)_____
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*                                      AF (See Item 3)

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)_____                             Not Applicable
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6     CITIZENSHIP OR PLACE OF ORGANIZATION                 U.S.A.
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  NUMBER OF       7   SOLE VOTING POWER                    0
   SHARES
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
                  --------------------------------------------------------------

                  8   SHARED VOTING POWER    393,288,968 (Owned Indirectly)**

                  --------------------------------------------------------------

                  9   SOLE DISPOSITIVE POWER               0

                  --------------------------------------------------------------

                  10  SHARED DISPOSITIVE POWER  393,288,968 (Owned Indirectly)**
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,288,968 (Owned Indirectly)**

-------------------------------------------------------------------------------

12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*

                 Not Applicable
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13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                        Approximately 65.5%**
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14               TYPE OF REPORTING PERSON*              OO (Trustee, See Item 4)
-------------------------------------------------------------------------------
** Includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Anthony may be converted at any time on a share-for-share basis.


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Amendment No. 7 to Schedule 13D                                    Page 3 of 8
Barbara Cox Anthony
Cox Communications, Inc.

         Barbara Cox Anthony hereby amends her filing on Schedule 13D (filed with the Securities and Exchange Commission (the "Commission") on January 27,
1995), and amended by Amendment No. 1 to Schedule 13D (filed with the Commission on April 20, 1995), Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995), Amendment No. 3 to Schedule 13D (filed with the Commission on July 22, 1996), Amendment No. 4 to Schedule 13D (filed with the Commission on April 27, 2001), Amendment No. 5 to Schedule 13D (filed with the Commission on November 16, 2001) and Amendment No. 6 to Schedule 13D (filed with the Commission on January 30, 2002) (the original filing on Schedule 13D, together with Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 to Schedule 13D, Amendment No. 4 to Schedule 13D, Amendment No. 5 to
Schedule 13D, Amendment No. 6 to Schedule 13D and this Amendment No. 7 (this "Amendment"), are collectively referred to herein as the "Schedule 13D"), with respect to her beneficial ownership of shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), issued by Cox Communications, Inc., a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which the Schedule 13D relates is the Class A Common Stock. The address of the principal executive offices of the Company is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The person filing this Amendment is Barbara Cox Anthony. A joint filing on Schedule 13D is being filed separately for Cox Enterprises, Inc. ("CEI"), Cox DNS, Inc. (formerly Cox Discovery, Inc.) ("CDNS"), Cox Holdings, Inc. ("CHI") and Cox Investment Company, Inc. ("CICI") (collectively, the "Cox Corporations"). Anne Cox Chambers, who shares control with Mrs. Anthony over the Cox Corporations, is also filing a separate filing on Schedule 13D. (See Item
4).

         (b) The principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815.

         (c) The present principal employment of Mrs. Anthony is Director and Vice President of CEI and Chairman, Dayton Newspapers.

         (d) During the last five years, Mrs. Anthony has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).


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Amendment No. 7 to Schedule 13D                                    Page 4 of 8
Barbara Cox Anthony
Cox Communications, Inc.

         (e) During the last five years, Mrs. Anthony has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mrs. Anthony is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate consideration paid by CEI to repurchase $459,000,000 aggregate principal amount of its Exchangeable Notes (as defined below) was $459,000,000. The source of the funds was CEI's working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         In February and March 2001, CEI issued $459,000,000 aggregate principal amount of its 2% Exchangeable Senior Notes due 2021 (the "Exchangeable Notes"). This issuance was reported on Amendment No. 4 to Schedule 13D (filed with the Commission on April 27, 2001). Pursuant to the terms of the Fourth Supplemental Indenture, dated as of February 23, 2001, by and between CEI and The Bank of New York, as Trustee (the "Fourth Supplemental Indenture"), at any time before the close of business on February 15, 2021, holders of the Exchangeable Notes had the right to exchange each $1,000 principal amount of their Exchangeable Notes into 16.5115 shares of Class A Common Stock, subject to adjustment upon the occurrence of certain events. Upon exchange, CEI had the right to deliver shares of the Class A Common Stock of the Company or cash based on the value of such shares.

         Pursuant to the terms of the Fourth Supplemental Indenture, CEI sent notice to the holders of the Exchangeable Notes on January 17, 2002 of such holders' right to require CEI to repurchase the Exchangeable Notes on February 15, 2002 for cash at a purchase price of 100% of the principal amount of such holders' Exchangeable Notes plus accrued and unpaid interest to, but excluding, the purchase date. All of the outstanding Exchangeable Notes were tendered to CEI. CEI repurchased $454,500,000 aggregate principal amount of Exchangeable Notes on February 19, 2002 and the remaining $4,500,000 aggregate principal amount of Exchangeable Notes on February 22, 2002 for total cash consideration of $459,000,000.


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Amendment No. 7 to Schedule 13D                                    Page 5 of 8
Barbara Cox Anthony
Cox Communications, Inc.


         The foregoing description of the Fourth Supplemental Indenture is qualified in its entirety by reference to a copy of such agreement

         Mrs. Anthony indirectly beneficially owns 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock is convertible), which represents approximately 65.5% of the Class A Common Stock.

         CEI is the holder of (i) all of the outstanding capital stock of CHI, which directly beneficially owns approximately 61.0% of the Class A Common Stock, and (ii) all of the outstanding capital stock of CICI, which directly owns all of the outstanding capital stock of CDNS, which in turn directly beneficially owns approximately 4.5% of the Class A Common Stock (including for the purposes of these calculations the 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for share basis). Therefore, CEI indirectly exercises beneficial ownership over an aggregate of approximately 65.5% of the Class A Common Stock.

         There are 605,263,039 shares of common stock of CEI outstanding, with respect to which: (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%);
(ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.0%); and (iv) 266 individuals and trusts exercise beneficial ownership over the remaining 7,127,452 shares (1.2%).

         Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.8%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Thus, Mrs. Chambers and Mrs. Anthony share ultimate control over the Cox Corporations, and thereby indirectly exercise beneficial ownership over approximately 65.5% of the Class A Common Stock.

         Other than the above-mentioned transactions, Mrs. Anthony does not have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j).

         The Cox Corporations, their respective executive officers and directors, Anne Cox Chambers and Barbara Cox Anthony intend to review continuously the Company's business affairs,


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Amendment No. 7 to Schedule 13D                                    Page 6 of 8
Barbara Cox Anthony
Cox Communications, Inc.


general industry and economic conditions and the capital needs of the Cox Corporations. Based on such review, these entities and individuals may, from time to time, determine to increase their ownership of Class A Common Stock, to sell all or any portion of their holdings in the Company or to approve an extraordinary corporate transaction of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mrs. Anthony indirectly beneficially owns 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Anthony may be converted at any time). As of October 31, 2001, there was an aggregate of 573,085,398 shares of Class A Common Stock issued and outstanding. Accordingly, Mrs. Anthony is the indirect beneficial owner of approximately 65.5% of the Class A Common Stock.

         (b) Mrs. Chambers and Mrs. Anthony have the indirect shared power to direct the vote or direct the disposition of 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers and Mrs. Anthony may be converted at any time).

         (c) No transactions in the Class A Common Stock were effected by Mrs. Anthony during the past sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the agreements described in Item 4 of the Schedule 13D and filed with the Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company between Mrs. Anthony and any other person which are required to be described under Item 6 of Schedule 13D.

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Amendment No. 7 to Schedule 13D                                    Page 7 of 8
Barbara Cox Anthony
Cox Communications, Inc.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01 Fourth Supplemental Indenture dated, as of February 23, 2001, by and between CEI and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 7.07 to the Amendment No. 4 to the joint filing on Schedule 13D by CEI, CDNS, CHI and CICI, as filed with the Commission as April 27, 2001).


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Amendment No. 7 to Schedule 13D                                    Page 8 of 8
Barbara Cox Anthony
Cox Communications, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            BARBARA COX ANTHONY


       February 25, 2002                    By:  /s/Barbara Cox Anthony
-----------------------------                    ------------------------------
         Date                                    Barbara Cox Anthony